                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-46482


                    SUBJECT TO COMPLETION - FEBRUARY 2, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 29, 2000)

                              ______ COMMON SHARES


                                     [LOGO]


         We are offering ______ common shares, without par value, through this prospectus supplement and the accompanying prospectus at $ ______ per share. We propose to offer a total of 500,000 common shares to one or more purchasers at fixed prices to be determined at the time of the sale. This prospectus supplement relates to the sale of a portion of those shares.

                              --------------------

         Our common shares are listed on the New York Stock Exchange under the symbol "CAH." On February 1, 2001, the last sale price of our common shares was $95.50 per share, as reported on the New York Stock Exchange Composite Tape.

                              --------------------

         Banc of America Securities LLC has agreed to act as placement agent for the sale of up to 500,000 common shares. Banc of America Securities LLC is not required to sell any specific number or dollar amount of common shares, but will use all reasonable efforts to arrange for the sale of all 500,000 of the shares.

                              --------------------


                                                   PER SHARE            TOTAL

       Public offering price
       Commissions to placement agent              $0.06
       Proceeds to Cardinal, before expenses

                              --------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

                         BANC OF AMERICA SECURITIES LLC
                                 Placement Agent

                       ----------------------------------


           The date of this prospectus supplement is February __, 2001

We will amend and complete the information in this prospectus supplement. This prospectus supplement and the attached prospectus are part of a registration statement that has been filed with the Securities and Exchange Commission and declared effective. This prospectus supplement and the attached prospectus are not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


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                                TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
Forward-Looking Statements.................................................................................................  S - 3
Prospectus Supplement Summary..............................................................................................  S - 5
               The Company.................................................................................................  S - 5
               The Offering................................................................................................  S - 5
Recent Developments........................................................................................................  S - 6
               Bindley Merger..............................................................................................  S - 6
               Risks Associated with our Acquisitions......................................................................  S - 6
               Second Quarter Financial Results............................................................................  S - 7
               Proposed Debt Offering......................................................................................  S - 7
Market Price and Dividend Data.............................................................................................  S - 8
Use of Proceeds............................................................................................................  S - 9
Supplemental Description of Common Shares..................................................................................  S - 9
Plan of Distribution.......................................................................................................  S - 9
Legal Matters..............................................................................................................  S - 10
Experts....................................................................................................................  S - 10

PROSPECTUS
Where You Can Find More Information and Incorporation of Certain Documents by Reference....................................  3
Cautionary Statement Regarding Forward-Looking Statements..................................................................  4
The Company................................................................................................................  5
Use of Proceeds............................................................................................................  6
Ratio of Earnings to Fixed Charges.........................................................................................  6
Description of Common Shares...............................................................................................  6
Description of Debt Securities.............................................................................................  8
Legal Opinions.............................................................................................................  18
Experts....................................................................................................................  18
Plan of Distribution.......................................................................................................  19

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                           FORWARD-LOOKING STATEMENTS

         This prospectus supplement and the accompanying prospectus (including information included or incorporated by reference) contain a number of forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business. These forward-looking statements involve various risks and uncertainties. Actual results may differ materially from those contemplated, projected or implied by these forward-looking statements due to, among others, the following factors and events (the order of which does not necessarily reflect their relative significance):

-        uncertainties relating to general economic conditions;

- the loss of one or more key customer or supplier relationships, such as pharmaceutical and medical-surgical manufacturers for which alternative supplies may not be available;

- challenges associated with integrating our information systems with those of our customers;

- potential liabilities associated with warranties of our information systems, and the malfunction or failure of our information systems or those of third parties with whom we do business, such as malfunctions or failures associated with date-related issues and disruption to internet-related operations;

- the costs and difficulties related to the integration of acquired businesses;

- changes to the presentation of financial results and position resulting from adoption of new accounting principles or upon the advice of our independent auditors or the staff of the SEC;

- changes in the distribution or outsourcing pattern for pharmaceutical and medical-surgical products and services, including an increase in direct distribution or a decrease in contract packaging by pharmaceutical manufacturers;

- changes in government regulations or our failure to comply with those regulations;

-        the costs and other effects of legal and administrative proceedings;

- injury to person or property resulting from our manufacturing, packaging, repackaging, drug delivery system development and manufacturing, information systems, or pharmacy management services;

- competitive factors in our healthcare service businesses, including pricing pressures;

- unforeseen changes in our existing agency and distribution arrangements;

- the continued financial viability and success of our customers, suppliers, and franchisees;

-        changes in customer purchasing patterns;

-        shifts in growth rates among segments driven by various factors;

- difficulties encountered by our competitors, whether or not we face the same or similar issues;

-        technological developments and products offered by competitors;

- failure to retain or continue to attract senior management or key personnel;

- risks associated with international operations, including fluctuations in currency exchange ratios and the impact of the Euro currency;

- costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

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-        difficulties or delays in the development, production, manufacturing, and marketing of new products and services;

-        strikes or other labor disruptions;

-        labor and employee benefit costs;

- pharmaceutical and medical-surgical manufacturers' pricing policies and overall drug price inflation; and

-        changes in hospital buying groups or hospital buying practices.

         Other factors that could cause actual results or conditions to differ from those anticipated by forward-looking statements include those more fully described in those documents incorporated by reference from Cardinal's public filings with the SEC. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed, projected or implied by these forward-looking statements. You should not place undue reliance on these statements, which speak only as of the date of this prospectus supplement or, in the case of documents incorporated by reference, the dates of those documents. All subsequent written and oral forward-looking statements attributable to Cardinal or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Cardinal undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

                       ----------------------------------

         You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where the offer, sale or solicitation is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover only. Our business, financial condition, results of operations and prospects may have changed since that date.

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                          PROSPECTUS SUPPLEMENT SUMMARY

         The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference in these documents. See "Where You Can Find More Information and Incorporation of Certain Documents by Reference" on page 3 of the accompanying prospectus.

         Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "we," "us," "our" or the "Company" mean Cardinal Health, Inc. and its consolidated subsidiaries, and references to "Cardinal" refer to Cardinal Health, Inc. excluding its consolidated subsidiaries.

THE COMPANY

         We are one of the country's leading providers of products and services supporting the health care industry. We provide innovative, cost-effective pharmaceutical services that improve the medication use process for a broad base of customers nationwide. These services include pharmaceutical distribution, hospital pharmacy management, automated dispensing systems manufacturing, drug delivery systems, pharmaceutical packaging, retail pharmacy franchising and clinical information systems development. The Company also manufactures and distributes medical, surgical and laboratory products through its wholly owned subsidiary, Allegiance Corporation.

         The mailing address of our executive offices is 7000 Cardinal Place, Dublin, Ohio 43017, and our telephone number is (614) 757-5000.

         The foregoing information concerning the Company does not purport to be comprehensive. For additional information concerning our business and affairs, including capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which we may be subject, please refer to the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

THE OFFERING


Common shares offered hereby........................................   _________ shares

Common shares issued and outstanding as of
  January 31, 2001..................................................   280,367,358 shares (1)

Common shares to be issued and outstanding after the
  offerings.........................................................   280,867,358 shares (1) (2)

Use of proceeds.....................................................   General corporate purposes

NYSE symbol.........................................................   CAH

--------------------
(1) Does not include shares issuable pursuant to outstanding stock options which were approximately 22 million as of January 31, 2001.

(2) Based on the 280,367,358 common shares outstanding on January 31, 2001. Assumes that we will sell all of the 500,000 common shares that we propose to offer (including the ______ common shares offered hereby).

         The offering of the 500,000 common shares is being made in order for Cardinal to be able to satisfy all the conditions to consummation of the merger recently announced by Cardinal pursuant to which Bindley Western Industries, Inc. will become a subsidiary of Cardinal. See "Recent Developments."

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                               RECENT DEVELOPMENTS

BINDLEY MERGER

         On December 4, 2000, Cardinal announced that it had entered into a definitive merger agreement with Bindley Western Industries, Inc., pursuant to which Bindley will become a wholly owned subsidiary of Cardinal in a stock-for-stock merger. This merger transaction is expected to be accounted for as a pooling-of-interests for financial reporting purposes. Under the terms of the pending merger, stockholders of Bindley will receive 0.4275 of a Cardinal common share in exchange for each outstanding common share of Bindley. Cardinal will issue approximately 16.8 million shares on a fully-diluted basis to the Bindley stockholders. Subject to a vote of the Bindley stockholders scheduled to occur on February 14, 2001, and other customary conditions, the pending merger is expected to be completed by the end of March and, perhaps, as early as mid-February 2001. Indianapolis-based Bindley serves independent and retail chain pharmacies, hospitals, clinics, HMOs, and other managed-care organizations from 16 distribution facilities operating in 14 states. It also operates 32 nuclear pharmacies.

RISKS ASSOCIATED WITH OUR ACQUISITIONS

         In considering whether or not to invest in this offering, you should consider all of the information we have included in this prospectus supplement and accompanying prospectus and all of the information included in the documents incorporated by reference in those documents. In addition, you should pay particular attention to the following risk factors related to our acquisitions. These factors are in addition to the risks faced in our day-to-day operations and are not presented in order of magnitude or importance.

         An important element of our growth strategy is to pursue strategic acquisitions that either expand or complement our business, and we routinely review acquisition opportunities. The pending Bindley merger expands our drug distribution business. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, we may incur debt to finance future acquisitions, and we may issue securities in connection with future acquisitions that may dilute the holdings of current and future Cardinal shareholders. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be impaired.

         We believe that significant business opportunities and cost savings are achievable as a result of the Bindley merger. Our estimates of cost savings are based upon many assumptions, including future sales levels and other operating results, the availability of funds for capital expenditures, the timing of certain events, as well as general industry and business conditions and other matters, many of which are beyond the control of the combined company. Our estimates are also based on a management consensus as to what levels of sales and similar efficiencies should be achievable by an entity the size of the combined company. Our estimates of potential cost savings and revenue enhancements are forward-looking statements that are inherently uncertain. The combined company's actual cost savings and revenue enhancements, if any, could differ from those projected and such differences could be material. Therefore, you should not place undue reliance on our estimates as predictors of actual cost savings and revenue enhancements. We cannot assure you that unforeseen costs and expenses or other factors (whether arising in connection with the integration of the two companies' operations or otherwise) will not offset the estimated cost savings and revenue enhancements or other components of the combined company's plan or result in delays in the realization of certain projected cost savings. See "Forward-Looking Statements."

         Integrating businesses, including integrating the Bindley and Cardinal businesses following the Bindley merger, involves a number of special risks, including:

      - the possibility that management may be distracted from regular business concerns by the need to integrate operations;

      -  unforeseen difficulties in integrating operations and systems;

      -  customer reactions to proposed changes;

      -  problems in assimilating and retaining the employees of Bindley;


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      -  challenges in retaining customers; and

      -  potential adverse short-term or long-term effects on operating results.

SECOND QUARTER FINANCIAL RESULTS

      On January 30, 2001, Cardinal reported earnings and revenues for its second fiscal quarter ended December 31, 2000 as follows: Total revenues grew to $9,637.9 million, compared to $7,399.5 million for the second quarter a year ago; net earnings grew to $209.2 million, compared to $173.5 million for the second quarter a year ago; and earnings per diluted share grew to $0.73, compared to $0.61 per share for the second quarter a year ago. Results for the six-month period ended December 31, 2000 were reported as follows: Total revenues grew to $18,372.5 million, compared to $14,183.2 million for the six-month period a year ago; net earnings grew to $382.4 million, compared to $295.5 million for the six-month period a year ago; and earnings per diluted share grew to $1.34, compared to $1.03 per share for the six-month period a year ago.

     The net of tax effect of the various merger-related costs recorded during the three months ended December 31, 2000 and 1999 was to reduce net earnings by $5.4 million to $209.2 million and by $3.4 million to $173.5 million, respectively, and to reduce reported diluted earnings per common share by $0.02 per share to $0.73 per share and by $0.01 per share to $0.61 per share, respectively. The net of tax effect of the various merger-related costs recorded during the six months ended December 31, 2000 and 1999 was to reduce net earnings by $16.4 million to $382.4 million and by $33.1 million to $295.5 million, respectively, and to reduce reported diluted earnings per common share by $0.06 per share to $1.34 per share and by $0.12 per share to $1.03 per share, respectively.

PROPOSED DEBT OFFERING

         We currently anticipate incurring $500 million of debt in the near future, some portion of which is expected to be in the form of a public offering of notes.


                                      S-7
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                         MARKET PRICE AND DIVIDEND DATA

         The table below presents the range of the reported high and low closing per share sale prices (as shown on the New York Stock Exchange Composite Tape) of Cardinal common shares, as well as the per share dividends paid on those shares, for the calendar quarters indicated. We have adjusted the share price information in the table to reflect retroactively all applicable stock splits.

CALENDAR YEAR                                                         HIGH               LOW             DIVIDENDS
-------------                                                         ----               ---             ---------
1998:
First quarter.....................................................  $ 58.80            $ 46.67             $0.020
Second quarter....................................................    64.17              57.08              0.020
Third quarter.....................................................    71.00              55.67              0.025
Fourth quarter....................................................    75.88              54.83              0.025
1999:
First quarter.....................................................  $ 80.50            $ 66.00             $0.025
Second quarter....................................................    71.88              56.88              0.025
Third quarter.....................................................    69.94              52.00              0.025
Fourth quarter....................................................    56.38              37.50              0.025
2000:
First quarter.....................................................  $ 59.38            $ 37.19             $0.025
Second quarter....................................................    74.00              45.88              0.030
Third quarter.....................................................    95.06              67.91              0.030
Fourth quarter....................................................   103.88              88.56              0.030
2001:
First quarter (through February __)...............................  $ _____            $ _____             $0.030

         On February 1, 2001, the last sale price of a Cardinal common share was $95.50 per share, as reported on the New York Stock Exchange Composite Tape.

         The New York Stock Exchange has approved the listing of the Cardinal common shares which are the subject of this offering, subject to official notice of issuance.

         Cardinal anticipates that it will continue to pay quarterly cash dividends. The Cardinal board of directors, however, has discretion to decide upon the timing and amount of any future dividends, and whether or not Cardinal will pay such dividends (and if so, how much such dividends will be) will depend on Cardinal's future earnings, financial condition, capital requirements and other factors.


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                                 USE OF PROCEEDS

         We estimate that the net proceeds from the sale of the _________ common shares offered by this prospectus supplement and the accompanying prospectus will be approximately $_______, based upon an estimated offering price of $________ per share and after deducting the commission to be paid and the estimated offering expenses payable by us. The net proceeds to Cardinal from the sale of the common shares offered by this prospectus supplement and the accompanying prospectus will be used for general corporate purposes, which may include working capital, capital expenditures, acquisitions and investments.

                    SUPPLEMENTAL DESCRIPTION OF COMMON SHARES

         The following information concerning the common shares supplements, and should be read in conjunction with, the statements under "Description of Common Shares" in the accompanying prospectus.

         Cardinal's articles of incorporation authorize us to issue up to 750,000,000 common shares. On January 31, 2001, 280,367,358 common shares were issued and outstanding, approximately 7,085,705 were held in treasury, approximately 22,000,000 were reserved for issuance pursuant to outstanding stock options and approximately 4,200,000 were reserved for issuance under an equity shelf registration statement. The articles of incorporation also authorize Cardinal to issue up to 5,000,000 Class B common shares, none of which are outstanding, and 500,000 nonvoting preferred shares, none of which are outstanding. We expect to issue approximately 16.8 million shares on a fully-diluted basis in connection with the Bindley merger. See "Recent Developments."

         Our board of directors currently consists of thirteen members, divided into two classes of four members each and a third class of five members. Pursuant to the terms of the pending Bindley merger, immediately after the completion of the merger, Cardinal's board of directors will take all necessary action to elect Mr. William E. Bindley to Cardinal's board of directors. This will increase to fourteen the size of Cardinal's board of directors.

                              PLAN OF DISTRIBUTION

         We are selling the common shares through an agent. Subject to the terms and conditions contained in the placement agency agreement dated February 2, 2001, Banc of America Securities LLC has agreed to act as placement agent for up to 500,000 common shares. The placement agent is not required to sell any specific number or dollar amount of common shares, but has agreed to use all reasonable efforts to arrange for the sale of all 500,000 of the shares.

         The placement agency agreement provides that the obligations of the placement agent are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from Cardinal, its counsel and independent auditors.

         The placement agent proposes to arrange for the sale to one or more purchasers of the common shares offered pursuant to this prospectus supplement and accompanying prospectus. We will have the sole right to accept offers to purchase the common shares and may reject any such offer, in whole or in part. The placement agent will have the right, in its discretion reasonably exercised, without notice to us, to reject any offer to purchase common shares received by it, in whole or in part. We will pay the placement agent a commission equal to $0.06 per common share from the sale of the common shares.

         The following table shows the per share and total commissions we will pay to the placement agent in connection with the sale of the shares offered pursuant to this prospectus supplement and accompanying prospectus.

         Per share........................         $0.06
         Total............................         $________

         It is expected that the sale of the 500,000 shares will be completed prior to February 14, 2001. We estimate the total expenses of this offering which will be payable by us, excluding the commissions, will be approximately $___________.



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         The placement agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the placement agent may be required to make in respect thereof.

         In order to facilitate the offering of the common shares, Banc of America Securities may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares. Any of these activities may maintain the market price of our common shares at a level above that which might otherwise prevail in the open market. Banc of America Securities is not required to engage in these activities and, if commenced, may end any of these activities at any time.

         The placement agent and its affiliates have in the past and may in the future perform financial services for us, for which they have received customary fees. We maintain a banking relationship with Bank of America Securities, an affiliate of the placement agent.

                                  LEGAL MATTERS

         Certain legal matters with respect to the common shares will be passed upon by Baker & Hostetler LLP, Cleveland, Ohio, and for Banc of America Securities by Davis Polk & Wardwell, Menlo Park, California.

                                     EXPERTS

         The consolidated financial statements and the related consolidated financial statement schedule of Cardinal and its subsidiaries as of June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000 have been incorporated in this prospectus supplement and accompanying prospectus by reference from Cardinal's annual report on Form 10-K for the fiscal year ended June 30, 2000. Such consolidated financial statements and schedule as of and for the fiscal year ended June 30, 2000 have been audited by Arthur Andersen LLP as stated in their report which is incorporated herein by reference from the Cardinal Form 10-K for the fiscal year ended June 30, 2000. The consolidated financial statements and schedule of Cardinal and its subsidiaries, except the financial statements of Allegiance Corporation and of R.P. Scherer Corporation, as of and for each of the two years in the period ended June 30, 1999 have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference from the Cardinal Form 10-K for the fiscal year ended June 30, 2000. The financial statements of Allegiance as of June 30, 1999 and for each of the two years in the period ended June 30, 1999 have been audited by PricewaterhouseCoopers LLP and the financial statements of R.P. Scherer as of June 30, 1999 and for the years ended June 30, 1999 and March 31, 1998 have been audited by Arthur Andersen LLP, as stated in their reports which are incorporated herein by reference from Cardinal's Form 10-K for the fiscal year ended June 30, 2000. Such consolidated financial statements and supporting schedule of Cardinal and its subsidiaries as described above are incorporated herein by reference in reliance upon authority of the respective firms as experts in accounting and auditing in respect to the entities and for the periods they have audited. All of the foregoing firms are independent public auditors with respect to the entities and for the periods they have audited.

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